

February 24, 2025

Jun Liu
Vice President of Finance
PDD Holdings Inc.
First Floor, 25 St. Stephen's Green
Dublin 2, D02 XF99
Ireland

> **Re: PDD Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 001-38591**

Dear Jun Liu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Investor Relations